UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

HIRSCH INTERNATIONAL CORP.

(Name of Issuer)

HIRSCH INTERNATIONAL CORP.

HIRSCH HOLDINGS, INC.

HIC ACQUISITION COMPANY

PAUL GALLAGHER

(Names of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550100

(CUSIP Number of Class of Securities)

Paul Gallagher President, Chief Executive Officer and Chief Operating Officer Hirsch International Corp. 50 Engineers Road Suite 100 Hauppauge, New York 11788 (631) 701-2169
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036 Attention: Thomas J. Rice, Esq. (212) 310-1647	Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 Attention: Michael Rosen, Esq. David E. Fisher, Esq. (212) 541-2000	Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017 Attn: Richard S. Heller, Esq. (212) 344-5680

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☐
Check the following box if the filing is a final amendment reporting the results of the transaction:	☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,723,407	$151.97

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the product of (A) 8,785,184 shares of common stock that may be exchanged for cash in the transaction and (B) the merger consideration of $0.31 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was determined by multiplying 0.00005580 by the product of the preceding sentence.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$151.97

Form or Registration No.:	Schedule 14A

Filing Party:	Hirsch International Corp.

Date Filed:	July 20, 2009

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by (a) Hirsch International Corp., a Delaware corporation (“Hirsch”, the “Company”, “our” and “us”), the issuer of the Company’s Class A Common Stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (b) Hirsch Holdings, Inc., a Delaware corporation (“Parent”), (c) HIC Acquisition Company, a Delaware corporation (“Merger Sub”) and (d) Paul Gallagher, an individual and President, Chief Executive Officer and Chief Operating Officer of the Company (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.	Additional Information

Item 15(b) is hereby amended and supplemented by the addition of the following information:

On October 20, 2009, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the Agreement and Plan of Merger, dated as of July 2, 2009, by and among the Company, Parent and Merger Sub, and approve the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent.

On October 29, 2009, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger was consummated. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. At the effective time of the Merger, (a) each outstanding share of Class A and Class B Common Stock of the Company (other than shares held by Mr. Gallagher, Parent, Merger Sub or stockholders that properly exercised their dissenter’s rights under Delaware law) was automatically converted into the right to receive $0.31 in cash, without interest and less any applicable withholding taxes, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company’s Class A Common Stock will cease to trade on the Nasdaq Capital Market and became eligible for delisting from such market and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister is Class A Common Stock under the Exchange Act.

Item 16.	Exhibits
(a)(1)	Proxy Statement of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(2)	Form of Letter to Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(3)	Form of Notice of Special Meeting of Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).
(a)(4)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(5)	Form 8-K of Hirsch International Corp. (incorporated herein by reference to the Form 8-K filed with the SEC on September 30, 2009).

(a)(6)	Press Release, dated October 29, 2009, incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on October 29, 2009.

* (b)(1)	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC.

** (b)(2)	Finance Extension Letter Agreement among Keltic Financial Services LLC, HIC Acquisition Company and Hirsch Holdings, Inc. effective September 28, 2009.

(c)(1)	Fairness Opinion of Burnham Securities Inc. (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC on September 25, 2009).

* (c)(2)	Presentation of Burnham Securities Inc. to the special committee of the board of directors of Hirsch International Corp., dated July 1, 2009.

*** (c)(3)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated February 12, 2009.

*** +(c)(4)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated May 29, 2009.

(d)(1)

Agreement and Plan of Merger, dated as of July 2, 2009, by and among Hirsch International Corp., HIC Acquisition Company and Hirsch Holdings, Inc. (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC on September 25, 2009).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Schedule 14A filed with the SEC on September 25, 2009).

(g)	None.

____________________

* Previously filed on July 20, 2009

** Previously filed on September 30, 2009

*** Previously filed on August 28, 2009

+ Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the SEC.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2009	HIRSCH INTERNATIONAL CORP.

/s/ Dan L. Vasquez
Dan L. Vasquez
Secretary

Dated: October 29, 2009	HIC ACQUISITION COMPANY

/s/ Paul Gallagher
Paul Gallagher
President

Dated: October 29, 2009	HIRSCH HOLDINGS, INC.

/s/ Paul Gallagher
Paul Gallagher
President

Dated: October 29, 2009	/s/ Paul Gallagher
Paul Gallagher

Exhibit Index

(a)(1)	Proxy Statement of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(2)	Form of Letter to Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(3)	Form of Notice of Special Meeting of Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(4)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(5)	Form 8-K of Hirsch International Corp. (incorporated herein by reference to the Form 8-K filed with the SEC on September 30, 2009).

(a)(6)	Press Release, dated October 29, 2009, incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on October 29, 2009.

* (b)(1)	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC.

** (b)(2)	Finance Extension Letter Agreement among Keltic Financial Services LLC, HIC Acquisition Company and Hirsch Holdings, Inc. effective September 28, 2009.

(c)(1)	Fairness Opinion of Burnham Securities Inc. (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC on September 25, 2009).

* (c)(2)	Presentation of Burnham Securities Inc. to the special committee of the board of directors of Hirsch International Corp., dated July 1, 2009.

*** (c)(3)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated February 12, 2009.

*** + (c)(4)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated May 29, 2009.

(d)(1)

Agreement and Plan of Merger, dated as of July 2, 2009, by and among Hirsch International Corp., HIC Acquisition Company and Hirsch Holdings, Inc. (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC on September 25, 2009).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Schedule 14A filed with the SEC on September 25, 2009).

(g)	None.

__________________

* Previously filed on July 20, 2009

** Previously filed on September 30, 2009

*** Previously filed on August 28, 2009

+ Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the SEC.